UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PARK PLACE ENERGY CORP.
(formerly ST Online Corp.)

________________________________________________________________________________

(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.00001 PER SHARE

________________________________________________________________________________

(Title of Class of Securities)

700689 102

______________________________________

(CUSIP Number)

DAVID STADNYK
c/o PARK PLACE ENERGY CORP.
Suite 1220 - 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8
Telephone: (604) 685-0076

________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007

________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Names of Reporting Persons David Stadnyk
  I.R.S. Identification Nos. of above persons (entities only).

  Check the Appropriate Box if a Member of a Group (See Instructions)

    ☐

    ☐
    Not applicable

  SEC Use Only:

  Source of Funds (See Instruction): PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
  Not applicable

  Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power: 4,725,050 shares(1)

8. Shared Voting Power: Nil

9. Sole Dispositive Power: 4,725,050 shares(1)

10. Shared Dispositive Power: Nil

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,725,050 shares(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable

13. Percent of Class Represented by Amount in Row (11): 18.57(1), (2)

14. Type of Reporting Person (See Instructions): IN

Notes:

(1) The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2) Based on 25,443,422 shares of the Issuer's common stock issued and outstanding as of July 30, 2007.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. David Stadnyk is sometimes referred to herein as the "Reporting Person."

ITEM 1. SECURITY AND ISSUER

This statement relates to the voting common stock, $0.00001 par value, of ParkPlace Energy Corp. (formerly ST Online Corp.), a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 1220, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

ITEM 2. IDENTITY AND BACKGROUND

Name:

This statement is filed by David Stadnyk.

Residence or Business Address:

c/o PARK PLACE ENERGY CORP.
Suite 1220, 666 Burrard Street
Vancouver, British Columbia, Canada, V6C 2X8

Present Principal Occupation or Employment:

The Reporting Person's present principal occupation is as a businessman. On July 6, 2007, the Reporting Person became a director of the Issuer and held no securities of the Issuer at that time. On July 30, 2007, the closing date of the Acquisition (as defined below) with Park Place (as defined below), the Reporting Person became President and CEO of the Issuer.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 30, 2007, the Issuer completed the acquisition (the "Acquisition") of all of the issued and outstanding shares of Park Place Energy Inc., a private British Columbia company with oil and gas interests in western Canada ("Park Place") pursuant to a business combination agreement among the Issuer, Park Place and 0794403 B.C. Ltd., a subsidiary of the Issuer, dated June 22, 2007, as amended by amending agreement dated July 4, 2007 and further amended by amending agreement dated July 18, 2007. At the closing of the Acquisition:

  the Issuer issued to the Reporting Person 2,725,050 shares of common stock at a deemed price of CDN$0.20 per share for total consideration of CDN$545,010. The Reporting Person used his personal funds to purchase the securities held in Park Place and as part of the Acquisition, every two shares of stock of Park Place was exchanged for one share of stock of the Issuer;

  the Issuer issued to the Reporting Person 2,000,000 shares of common stock at a deemed price of $0.005 per share for a total consideration of $10,000. In connection with the Acquisition, Elena Avdasseva, a former director of the Issuer, agreed to sell 30,000,000 shares of common stock of the Issuer to the Reporting Person, or his nominee, for a total consideration of $10,000, following which 28,000,0000 of such stock was surrendered for cancellation; and

  the Issuer issued to the Reporting Person options to purchase 300,000 shares of common stock at an exercise price of CDN$0.50 per share, which options expire April 2, 2011. The Reporting Person originally held options to purchase 600,000 shares of common stock in Park Place at an exercise price of CDN$0.25 per share and, in connection with the Acquisition, the Issuer agreed to recognize these options of Park Place as entitling the Reporting Person to acquire one-half of the number of shares of Park Place to which the options entitle the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person's acquisition of the Issuer's shares as described above in Item 3 was in relation to the Issuer's Acquisition, of which the Reporting Person was a major shareholder. As a result of such transaction, the Reporting Person became a major shareholder and an officer and director of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that as of July 30, 2007, the Reporting Person was the beneficial owner of 4,725,050 shares of common stock, representing approximately 18.57% of the Issuer's issued and outstanding common stock.

(b) For the purposes of this statement, the Reporting Person is reporting herein that as of July 30, 2007, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 4,725,050 shares of common stock, representing approximately 18.57% of the Issuer's issued and outstanding common stock.

(c) As of July 30, 2007, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of July 30, 2007, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007.

/s/ David Stadnyk
David Stadnyk